STATE OF NEVADA
DECLARATION OF VALUE

1. Assessor Parcel Number(s):

    a) 162-21-701-005

    b)

    c)

    d)

FOR RECORDERS OPTIONAL USE ONLY
Document/Instrument# _____
Book: _____ Page: _____
Date of Recording: _____
Notes: _____

2. Type of Property:

a) ☐ Vacant Land	b) ☐ Single Family Residence
c) ☐ Condo/Townhouse	d) ☐ 2-4 Plex
e) ☐ Apartment Building	f) ☐ Commercial/Industrial
g) ☐ Agricultural	h) ☐ Mobile Home
i) ☒ Other - Timeshare	

3. Total Value/Sales Price of Property: $ 33,449.00

    Deed in Lieu of Foreclosure Only (value of property) $ _____

    Transfer Tax Value: $ 33,449.00

    Real Property Transfer Tax Due: $ 170.85

4. If Exemption Claimed:

    a) Transfer Tax Exemption, per NRS 375.090, Section: _____

    b) Explain Reason for Exemption: _____

5. Partial Interest: Percentage being transferred: 315,000 / 3,015,653,000

The undersigned declares and acknowledges, under penalty of perjury, pursuant to NRS 375.060 and NRS 375.110, that the information provided is correct to the best of their information and belief, and can be supported by documentation if called upon to substantiate the information provided herein. Furthermore, the disallowance of any claimed exemption, or other determination of additional tax due, may result in a penalty of 10% of the tax due plus interest at 1% per month.

Pursuant to NRS 375.030, the Buyer and Seller shall be jointly and severally liable for any additional amount owed.

Signature _____ Capacity **Agent for Grantor/Seller**

Signature _____ Capacity **Agent for Grantee/Buyer**

SELLER (GRANTOR) INFORMATION	BUYER (GRANTEE) INFORMATION
(REQUIRED)	(REQUIRED)
Print Name: Fairfield Resorts, Inc.	Print Name: Murphy - President, Kevin M
Address: 8427 South Park Circle, # 500	Address: 265 EAST HARMON AVENUE
City: Orlando	City: LAS VEGAS
State: Florida Zip: 32819	State: NV Zip: 89109

COMPANY/PERSON REQUESTING RECORDING

(REQUIRED IF NOT THE SELLER OR BUYER)

Lawyers Title of Nevada, Inc.   Escrow No.: 58-0416493

1210 S. Valley View Blvd.   Escrow Officer: _____

Las Vegas, Nevada 89102

(AS A PUBLIC RECORD THIS FORM MAY BE RECORDED)





By accepting this deed the Grantee(s) do(es) hereby agree to assume the obligation for the payment of a pro-rata or proportionate share of the real estate taxes for the current year and subsequent years. Further, by accepting this deed the Grantee(s) accept(s) title subject to the restrictions, liens and obligations set forth above and agree(s) to perform the obligations set forth in the Declaration of Restrictions for Grand Desert Resort in accordance with the terms thereof.

Title to the Property is herein transferred with all tenements, hereditaments and appurtenances thereunto belonging or appertaining, and the reversion and reversions, remainder and remainders, rents, issues and profits thereof.

DATED this 6th day of August , 2004

FAIRFIELD RESORTS, INC.,
a Delaware Corporation

By: ______________________
Asst. Director of Title Sys.
J. Eric Haley

CORPORATE SEAL (FAIRFIELD RESORTS, INC. CORPORATE SEAL 1969 DELAWARE)

Attest:

By: ______________________
Rennie Ashcraft
Asst. Secretary

ACKNOWLEDGMENT

STATE OF Florida)
) §§
COUNTY OF Orange)

This instrument was acknowledged before me this 6th day of August , 2004 by Asst. Director of Title Sys and Rennie Ashcraft as J. Eric Haley and Asst. Secretary of Fairfield Resorts, Inc., a Delaware corporation.

____
Liza M. Trinidad
Notary Public

My Commission Expires: 04/18/08

LIZA M. TRINIDAD
Comm# DD0310770
Expires 4/18/2008
Bonded thru (800)432-4254
Florida Notary Assn., Inc

NOTARY SEAL

Form: LVD018 4/04

20041012-0002400

Fee: $16.00   RPTT: $170.85
N/C Fee: $0.00

10/12/2004   12:23:42
T20040112530

Requestor:
   LAWYERS TITLE OF NEVADA

Frances Deane   BGN
Clark County Recorder   Pgs: 3

Contract No.: 58-0416493
Number of Points Purchased: 315,000
        ANNUAL Ownership
APN Parcel No. 162-21-701-005
Mail Tax Bills to:
Fairfield Resorts, Inc.
265 East Harmon Avenue
Las Vegas, NV 89109

Recording requested by: Lawyers Title of Nevada
After recording, mail to: Attn: Randy Martarano
Lawyers Title of Nevada, Inc.
1210 S Valley View Blvd, 1st Floor
Las Vegas NV 89102

GRANT, BARGAIN, SALE DEED
Grand Desert Resort

FOR VALUABLE CONSIDERATION, receipt of which is hereby acknowledged, FAIRFIELD RESORTS, INC., a Delaware corporation, hereinafter referred to as "Grantor" does hereby grant, bargain, sell and convey unto   Celtic Cross LTD

of   265 EAST HARMON AVENUE   LAS VEGAS   NV 89109
hereinafter referred to as the Grantee(s), the following described real property situated in the County of Clark, State of Nevada:

> A   315,000/3,015,653,000 undivided fee simple interest in Parcel 2, ("Property") of **GRAND DESERT RESORT**, a Time-Share Regime located at 265 East Harmon Avenue in Las Vegas, Nevada 89109, according to the Parcel Map recorded as Instrument 01683, Book 20000908, File 98, Page 83 of Parcel Maps in Clark County Nevada Records. This deed is made and accepted subject to the covenants, conditions and restrictions as set forth in that certain Amended and Restated Declaration of Restrictions for Grand Desert Resort ("Declaration") recorded in Book 20011211 as Instrument No. 01779, as amended an supplemented from time to time, in Clark County, Nevada, on December 11, 2001, incorporated herein by reference as if herein fully set forth, which interest is hereinafter referred to as the "UDI".

SUBJECT TO:
1. Any and all rights of way, reservations, restrictions, easements, mineral exceptions and reservations, and conditions of record;
2. The covenants, conditions, restrictions and liens set forth in the Declaration of Restrictions for Grand Desert Resort, and any supplements and amendments thereto;
3. Real estate taxes that are currently due and payable and are a lien against the Property.
4. All matters set forth on the plat of record depicting the Grand Desert Resort, and any supplements and amendments thereto.

The Property is a/an   ANNUAL Ownership Interest as described in the Declaration of Restrictions for Grand Desert Resort and such ownership interest has been allocated   315,000 Points as defined in the Declaration of Restrictions for Grand Desert Resort which Points may be used by the Grantee in every __Each__ Resort Year.

Form: LVD003 04/04

8-6-07

This is a binding contract by which you agree to purchase an interest in a time share project. You should examine the statement of your right to revoke this contract within five (5) days which is contained elsewhere in this contract

STANDARD
Tower 2

GRAND DESERT RESORT VACATION OWNERSHIP PURCHASE AND SALE AGREEMENT

59-0419493
CONTRACT NUMBER

THIS GRAND DESERT RESORT VACATION OWNERSHIP PURCHASE AND SALE AGREEMENT ("Contract"), executed this **1st** day of **June, 2004**, by and between FAIRFIELD RESORTS, INC., formerly known as Fairfield Communities, Inc., hereinafter referred to as "SELLER" and CELTIC CROSS LTD KEVIN M MURPHY - PRESIDENT (INCORPORATED), Member Number: 00017707251, Telephone Number: 2535494336 / 2535494336 of 1109 7TH COURT FOX ISLAND WA 98333 USA hereinafter referred to as "BUYER", WITNESSETH:

1. AGREEMENT TO BUY AND SELL.

SELLER agrees to sell, and the BUYER, agrees to purchase for the purchase price of $45,700.00, together with interest and closing costs and on the terms and conditions hereinafter provided, a 315000 / 3,015,653,000 undivided fee simple interest as tenants in common in Parcel 2 ("Property") of GRAND DESERT RESORT ("Project"), a Time-Share Regime located in Las Vegas, Nevada, according to the Parcel Map filed or to be filed of record in Clark County, Nevada, subject to all provisions thereof and those contained in the recorded Amended and Restated Declaration of Restrictions for Grand Desert Resort ("Declaration") recorded in Book 20011211, Instrument No. 01779 in Office of the Recorder for Clark County, Nevada, and all amendments and supplements thereto, if any, which interest is hereinafter referred to as the "Undivided Ownership Interest".

2. CONVEYANCE OF LEGAL TITLE.

SELLER shall deliver to BUYER, within 365 days after the execution of this Contract, a Grant, Bargain, Sale Deed (the "Deed") conveying title free and clear of all encumbrances but subject to mineral reservations and covenants, restrictions and easements set forth in the recorded Parcel Map and Declaration or which appears herein. To the BUYER who should elect to finance the unpaid balance of the purchase price according to the terms of the Note set forth herein, such payments and Note will be secured by a Deed of Trust. When all of the terms and obligations of this Contract and Deed of Trust have been paid in full and fully complied with, SELLER will release or cause to be released the Deed of Trust outstanding against the property. Failure to pay BUYER'S assessments may result in the SELLER retaining BUYER'S Deed until all fees are brought current.

Pursuant to this Contract, BUYER is to be conveyed title to the Property with occupancy rights in every resort year.

BUYER has delivered to SELLER this date the sum of $ 3,344.90, which includes $ 34.90 of the processing fee of $ 349.00 , as a good faith deposit (the "Deposit") toward the purchase price of the Property. BUYER agrees to pay the remaining balance of the purchase price either by payment in full of the remaining balance of the purchase price in cash or by certified check or by executing a promissory note (the "Note") on a form supplied by SELLER and on terms as described in the certain Truth-in-Lending Disclosure Statement (the "Disclosure Statement") delivered to BUYER with this Contract. The Note shall be secured by a Deed of Trust (the "Deed of Trust") encumbering the Property on a form supplied by SELLER and according to the terms described in the Disclosure Statement. Pursuant to NRS °119A.258, SELLER has posted a surety bond in lieu of placing BUYER'S Deposit in a separate escrow account. Any payments to be made pursuant to this Contract in excess of the amount covered by a surety bond shall be placed on deposit in a neutral escrow trust account.

TITLE INSURANCE PREMIUMS IN THE AMOUNT OF $ 180.00 AND FILING FEES IN THE AMOUNT OF $ 225.85 ARE TO BE PAID BY THE BUYER and shall be due and payable upon the signing of this Contract. There will be no title insurance commitment issued prior to delivery of the policy. The title insurance policy will be delivered within sixty (60) days following recording of the Deed. The Deed will not be held in escrow prior to issuance to BUYER.

TITLE TO BE TAKEN:

3. USE AND OCCUPANCY.

The use, occupancy and possessory rights of BUYER'S Undivided Ownership Interest in the Property shall be subject to and governed by the terms and conditions of the Declaration. BUYER is herewith assigned 315000 Points, which Points are symbolic and are to be used by BUYER in reserving occupancy pursuant to the Declaration.

A reservation for occupancy of a Unit (as defined in the Declaration) shall be confirmed pursuant to the Reservation System Rules and Regulations of Grand Desert Resort Vacation Owners Association, Inc. ("POA") or its Designee or BUYER'S designee.

4. PURCHASER'S ACKNOWLEDGEMENTS.

BUYER, by his execution of this Contract, does represent that he is of legal age, and that he has received a copy of this Contract and understands the conditions of this Contract. BUYER HAS FURTHER AGREED THAT THE PROPERTY WILL NOT BE USED AS HIS PRINCIPAL RESIDENCE. BUYER does further acknowledge, agree and warrant that the purchase of his Undivided Ownership Interest is made for his personal use and such purchase is based upon its value as a vacation experience and with no expectation of deriving any profit or tax advantage therefrom whether through income, appreciation or otherwise and that there have been no representations concerning rentals, rent returns, tax advantages, depreciation or investment potential or other monetary or financial advantages and that none of such things have been represented to him by SELLER, its agents, employees or associates. BUYER acknowledges that the Points assigned to his Property interest are symbolic of said interest and have no intrinsic value.

SELLER has submitted the real property as hereinabove designated, and the building situated or to be situated thereon, to the provisions of the Nevada Time-share Act (NRS Chapter 119A) and the Declaration. The Declaration allocates and dedicates the Unit(s) and the BUYER'S Undivided Ownership Interest therein to timeshare and specifies BUYER'S voting rights, assessments and other obligations as an owner of an interest in the Project. BUYER understands and agrees and expressly consents that he will be a member of the POA and agrees to be bound by the rules and provisions of such POA, and the Declarations and Bylaws referred to herein, including plans reflecting the accurate locations of the Unit(s) in the building.

BUYER understands that his Property interest will be determined for all purposes by reference to the plat and the Declaration. BUYER understands and agrees that the Declaration shall grant to the Board of Directors of the POA the right to place liens upon his Undivided Ownership Interest should he be in default or fail to pay annual assessments when due. BUYER acknowledges that the annual assessment described herein shall be used exclusively for the operation of the Project pursuant to the Declaration and that no portion of his purchase contract payments are to be allocated to such funds.

BUYER acknowledges, by executing this Contract, that SELLER will assign this Contract to one or more of SELLER'S lenders pursuant to financing arrangements with those entities. This Contract is not assignable by BUYER.

5. ASSESSMENTS

BUYER understands and agrees that upon execution of this Contract, BUYER shall become a member of the POA named in paragraph 3 and shall be responsible for BUYER'S pro rata share of common expenses, assessments and any and all other expenses ("POA Fee") incurred in the operation of Grand Desert Resort pursuant to the Declaration during the BUYER'S ownership of his Undivided Ownership Interest. All amounts payable by BUYER to the POA shall be paid by BUYER in one annual assessment of the POA, as described in the Declaration.

The annual assessment, the amount, manner of payment, and the payment due date(s) are subject to change and shall be determined annually by the Board of Directors of the POA in accordance with the Declaration.

In the event of a default under the terms of this Contract, all annual assessment sums paid in advance by BUYER shall be forfeited and retained by the POA.

6. CONSTRUCTION OF UNITS

As of the date of this Contract, portions of the Property may not be owned by SELLER, however SELLER has contracted with FFD Development Company, LLC, a Delaware limited liability company ("FFD"), whose address is 8427 South Park Circle, Suite 300, Orlando, Florida 32819, to purchase from FFD completed improvements and the underlying real property to become a part of the Project. If SELLER does not own the fee interest in the Property at the time of execution of this Contract, SELLER'S interest is that of a contract vendee. However, SELLER shall have obtained fee simple title to the Property prior to conveying the Property to BUYER free and clear of all liens and encumbrances except as otherwise provided in this Contract.

SELLER agrees, subject to the provisions of this Contract, and excepting delays caused by strikes, inability to obtain labor or material, governmental restriction, enemy action, civil commotion, fire, acts of God, and delays caused by conditions beyond SELLER'S control, to use its best efforts to complete construction of and obtain a Certificate of Occupancy for the building above described within one year from the date of this Contract, provided however, SELLER agrees to complete the building described above no later than two (2) years after the date of this Contract.

7. FURNISHINGS

Although all models are for display purposes only, the dedicated units shall have furniture, appliances, equipment and all accent furnishing substantially similar to, or of equal quality to, those shown or used in the models. Furnishings may be owned or leased by the POA, for the use and benefit of all of the owners. The entity or entities having ownership thereof shall be responsible for maintaining and/or replacing such furnishings within each dedicated unit.

41-03-12/19
INVENTORY NUMBER

No. 742/Rev. 1-04

Contract No. 58-0416493

8. PAYMENTS, DEFAULT AND CROSS-DEFAULT.

SELLER GRANTS TO BUYER THE RIGHT TO PREPAY THE UNPAID PRINCIPAL BALANCE OF THIS OBLIGATION AT ANY TIME WITHOUT PENALTY, UPON PAYMENT OF INTEREST TO DATE OF PREPAYMENT.

Time is of the essence except where otherwise provided herein. All payments shall be made on or before the due date to SELLER at 10750 West Charleston Boulevard, Suite 130, Las Vegas, Nevada 89135, or at such other place and to such authorized agent as SELLER may designate. If BUYER shall be in default for a period of 30 days in the payment of any periodic installment on this or any other obligation of BUYER to SELLER or an "Affiliate" (as hereinafter defined) under any instrument, note, mortgage, deed of trust, written obligation to pay money, installment sales contract or any other contract (45 days if BUYER has paid more than 50% of the principal amount of the contract), SELLER shall have the following options:

(a) In the event a deed for the property has not been delivered to the BUYER, to terminate the Contract upon giving 30 days' notice in writing to BUYER at his last known address of SELLER'S intention to cancel this Contract. If this Contract has been recorded, the BUYER specifically authorizes SELLER to file a Certificate of Default in the Office of the County Recorder, Clark County, Nevada, thereby terminating BUYER'S interest; which notice may be relied upon by all subsequent purchasers. All moneys theretofore paid and whatever interest in said real estate acquired hereunder, if any, together with any and all improvements thereon shall be forfeited and shall remain the property of SELLER as liquidated damages for breach of this Contract and as reasonable rent for the property contracted to be purchased by BUYER, and that upon such forfeiture and termination of this Contract, SELLER shall be entitled to immediate possession of said property. The failure and omission of the SELLER to declare this Contract forfeited on any breach hereof shall not constitute a waiver of any future breach, and shall not operate to bar, abridge or destroy the right of SELLER to declare same forfeited upon any subsequent breach.

(b) To foreclose the lien of SELLER securing the Note in accordance with the terms of the Contract and Deed of Trust and seek whatever additional remedies may be available and to which the SELLER shall be entitled under Nevada law. In such event the BUYER agrees to indemnify and repay SELLER, its successors or assigns, attorney's fees and costs incurred by SELLER, its successors or assigns, to the extent allowable by law.

"Affiliate" shall mean any parent, subsidiary or other related entity of SELLER, including without limitation, Fairfield Resorts, Inc., Fairfield Myrtle Beach, Inc., Fairfield Acceptance Corporation û Nevada, Fairfield Receivables Corporation, Ocean Ranch Vacation Group, Palm Vacation Group, Vacation Break Resorts at Star Island, Inc., Sea Gardens Beach and Tennis Resort, Inc. and Vacation Break Resorts, Inc.

9. MODIFICATIONS AND CHANGES

Notwithstanding paragraph 10, SELLER reserves the right to make changes in the Declaration for the purpose of correcting errors in the preparation and filing of all documents relating to the Project, and, where necessary, to establish the validity and enforceability of the Declaration. SELLER reserves the right to add or substitute additional properties to the above referenced Declaration provided, however, that no change, modification or addition shall in any manner affect BUYER'S percentage interest or ownership in the Parcel described above. BUYER agrees that any amendments, additions or changes shall be at the sole discretion of SELLER. Notwithstanding paragraph 10, SELLER further reserves the right to make clerical or typographical corrections in this Contract and in any documents related hereto.

10. BINDING EFFECT

This Contract is binding upon the parties hereto and their heirs, legal representatives, successors and assigns. This Contract will supersede any and all understandings and agreements between the parties hereto, and it is mutually understood and agreed that this Contract represents the entire agreement between the parties hereto, and no representations or inducements prior hereto, which are not included in and embodied in the Contract, shall be of any force and effect, and this Contract may only be amended or modified by an instrument in writing between the parties.

11. SEVERABILITY

If any clause or provision of this Contract shall be held invalid by Court order or otherwise, the invalidity of such clause or provision shall not effect the validity of the remainder of this Contract. The remaining provisions of this Contract will continue to be fully enforceable in accordance with the terms hereof.

12. ADDITIONAL DOCUMENTS

The parties to this Contract will execute any additional documents which may be necessary or convenient to carry out the intent and purposes of the parties to this Contract.

13. GENDER AND TENSE

Wherever appropriate in this Contract, the singular shall be deemed to refer to the plural and the plural to the singular, and pronouns of masculine, feminine and neuter gender shall be deemed to include either, both, or all of the other genders.

14 CHOICE OF LAW

This Contract is to be construed according to the laws of the State of Nevada and specifically Chapter 119A of NRS.

In executing this Contract, BUYER(S) also acknowledge that they received a copy of the Truth-in Lending Disclosure Statement completely filled in prior to execution of the Contract.

THIS CONTRACT is subject to all terms and conditions set forth on the two (2) pages hereof which by this reference are made a part hereof. Receipt of a completed copy is hereby acknowledged. IN WITNESS WHEREOF, the parties have hereunto set their respective hands and seals on the day and year first above written.

The Purchaser Of A Timeshare May Cancel, By Written Notice, The Contract Of Sale Until Midnight Of The Fifth (5th) Calendar Day After The Date Of Execution Of The Contract Or Payment Of The Purchase Price In Cash.

The right of cancellation may not be waived. Any attempt by the seller to obtain a waiver results in a contract which is voidable by the purchaser.

The notice of cancellation may be delivered personally to the seller or sent by certified mail or telegraph to the business address of the seller.

The seller shall within fifteen days after receipt of the notice of cancellation, return all payments made by the purchaser.

BUYER(S): _CELTIC CROSS LTD._ _Kevin M Murphy as Pres 06/01/2004_

CELTIC CROSS LTD

_____
KEVIN M MURPHY - PRESIDENT

BROKER/SALESMAN WITNESS

SELLER: FAIRFIELD RESORTS, INC.

By: _____
AUTHORIZED REPRESENTATIVE OF SELLER

No. 742/Rev. 1-04

Settlement Statement

U.S. Department of Housing
and Urban Development

Type of Loan _____

1.	FHA	2.	FmHA	3.	Conv. Unins.	4.	VA	5. Conv. Ins. 6. File Number _____

7. Loan Number 58-0416493   8. Mortgage Insurance Case Number _____

Note: This form is furnished to give you a statement of actual settlement costs. Amounts paid to and by the settlement agent are shown. Items marked "(p.o.c.)" were paid outside the closing; they are shown here for informational purposes and are not included in the totals.

D. Name and Address of Borrower: CELTIC CROSS LTD and KEVIN M MURPHY - PRESIDENT
1109 7TH COURT
FOX ISLAND WA 98333   USA

E. Name and Address of Seller: Fairfield Resorts, Inc.
8427 SOUTH PARK CIRCLE, SUITE 500
ORLANDO, FL 32819

F. Name and Address of Lender: Fairfield Resorts, Inc.
8427 SOUTH PARK CIRCLE, SUITE 500
ORLANDO, FL 32819

G. Property Location: FAIRFIELD LAS VEGAS
265 EAST HARMON AVENUE
LAS VEGAS NV 89109 0000

Place of Settlement:

H. Settlement Agent

I. Settlement Date

101. Contract Sales Price	$ 33,100.00	401. Contract Sales Price	$	
102. Personal Property	$	402. Personal Property	$	
103. Settlement charges to borrower (line 1400)	$ 754.85	403. Settlement Charges	$	
104.	$	404.	$	
105.	$	405.	$	
Adjustments for items paid by seller in advance		**Adjustments for items paid by seller in advance**		
106. City/Town taxes to:	$	406. City/Town taxes to	$	
107. County taxes to:	$	407. County Taxes to:	$	
108. Assessments to:	$	408. Assessments to:	$	
109.	$	409.	$	
110.	$	410.	$	
111.	$	411.	$	
112.	$	412.	$	
120. GROSS AMOUNT DUE FROM BORROWER	$ 33,854.85	**420. GROSS AMOUNT DUE TO SELLER**	$	

201. Deposit or earnest money	$ 3,750.75	501. Excess deposit (see instructions)	$	
202. Principal amount of new loan(s)	$ 30,104.10	502. Settlement Charges to seller (line 1400)	$	
203. Existing loan(s) taken subject to	$	503. Existing loan(s) take subject to:	$	
204. Other Payment/Trade In	$ 0.00	504. Payoff of first mortgage loan	$	
205.	$	505. Payoff of second mortgage loan	$	
206.	$	506.	$	
207.	$	507.	$	
208.	$	508. Trade In	$	
209.	$	509.	$	
Adjustments for items unpaid by seller		**Adjustments for items unpaid by seller**		
210. City/Town taxes to:	$	510. City/Town taxes to:	$	
211. County taxes to:	$	511. County taxes to:	$	
212. Assessments to:	$	512. Assessments to:	$	
213.	$	513.	$	
214.	$	514.	$	
215.	$	515.	$	
216.	$	516.	$	
217.	$	517.	$	
218.	$	518.	$	
219.	$	519.	$	
220. TOTAL PAID BY/FOR BORROWER	$ 33,854.85	**520. TOTAL REDUCTION AMOUNT DUE SELLER**	$	

301. Gross amount due from borrower (line 120)	$ 33,854.85	601. Gross amount due to seller (line 420)	$	
302. Less amounts paid by/for borrower (line 220)	$ 33,854.85	602. Less reductions in amt. due seller (line 520)	$	
303. CASH (__ FROM) (__ TO) BORROWER	$	603. CASH (__ FROM) (__ TO) SELLER	$	

No. 342A/Rev. 03-00

L. SETTLEMENT CHARGES

	Paid From Borrower's Funds at Settlement	Paid From Seller's Funds at Settlement
700. TOTAL SALES/BROKER'S COM. Based on price $ ____ @ ____ %		
Division of commission (line 700) as follows:		
701. $ ____ to ____		
702. $ ____ to ____		
703. Commission paid at Settlement	$	$
702.	$	$
800. ITEMS PAYABLE IN CONNECTION WITH LOAN		
801. Loan Origination Fee ____ %	$	$
802. Loan Discount ____ %	$	$
803. Appraisal Fee ____ to	$	$
804. Credit Report ____ to	$	$
805. Lenders Inspection Fee	$	$
806. Mortgage Insurance Application Fee to:	$	$
807. Assumption Fee to:	$	$
808.	$	$
809.	$	$
810.	$	$
900. ITEMS REQUIRED BY LENDER TO BE PAID IN ADVANCE		
901. Interest from ____ to ____ @ $ ____ / day	$	$
902. Mortgage Insurance Premium for ____ months to	$	$
903. Hazard Insurance Premium for ____ years to	$	$
904. ____ years to	$	$
905.	$	$
1000. RESERVES DEPOSITED WITH LENDER		
1001. Hazard Insurance ____ months @ $ ____ per month	$	$
1002. Mortgage Insurance ____ months @ $ ____ per month	$	$
1003. City property taxes ____ months @ $ ____ per month	$	$
1004. County property taxes ____ months @ $ ____ per month	$	$
1005. Annual Assessments ____ months @ $ ____ per month	$	$
1006. ____ months @ $ ____ per month	$	$
1007. ____ months @ $ ____ per month	$	$
1008. Aggregate Escrow Adjustment	$	$
1100. TITLE CHARGES		
1101 Settlement or closing fee ____ to	$ 0.00	$
1102. Abstract or title search $5.00 to GMHR	$	$
1103. Title examination $5.00 to GMHR	$	$
1104. Title Insurance binder ____ to	$	$
1105. Document preparation ____ to	$	$
1106. Notary Fees ____ to	$	$
1107. Attorney's Fees $20.00 to GMHR	$	$
1108. Title Insurance ____ to	$ 180.00	$
(includes items numbers: 1102, 1103, 1107, 1108, 1110)	$	$
1109. Lender's coverage $ ____ Promulgated rate	$	$
1110. Owner's coverage $ ____ Promulgated rate $60 @ $10,400	$	$
1111.	$	$
1112.	$	$
1113.	$	$
1200. GOVERNMENT RECORDING AND TRANSFER CHARGES		
1201. Recording fees: Deed $ 15.00 ; Mortgage $ 23.00 ; SOM 17.00	$ 55.00	$
1202. City/County tax stamps: Deed $ ____ ; Mortgage $	$	$
1203. State tax/stamps: Deed $ 170.85 ; Mortgage $ 0.00	$ 170.85	$
1204. State Intangible Tax: Mortgage:	$	$
1205. Intangible Tax:	$ 0.00	$
1300. ADDITIONAL SETTLEMENT CHARGES		
1301. Survey ____ to	$	$
1302. Pest Inspection ____ to	$	$
1303. Processing Fee 349.00 to (may include applicable excise tax)	$ 349.00	$
1304.	$	$
1305.	$	$
1400. TOTAL SETTLEMENT CHARGES (ENTER ON LINE 103, SECTION J AND 502, SECTION K)	$ 754.85	$

CERTIFICATION

Date: ____

I have carefully reviewed the HUD - 1 Settlement Statement and to the best of my knowledge and belief, it is a true and accurate statement of all receipts and disbursements made on my account or by me in this transaction. I further certify that I have received a copy of the HUD - 1 Settlement Statement.

Czini Crast Ltd
Kevin M. Murphy as Pres 06/01/04 BORROWER BY: [signature] SELLER

____ BORROWER BY: ____ SELLER

The HUD - 1 Settlement Statement which I have prepared is a true and accurate account of this transaction. I have caused the funds to be disbursed in accordance with this statement

____ Settlement Agent Date: 6-1-04

Warning - it is a crime to knowingly make false statements in the United States on this or any other similar form. Penalties upon conviction can include a fine.

No. 342A/Rev. 03-00

Contract No. 58-0416493